February 12, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Russell Mancuso

Heather Percival

Lynn Dicker

Gary Newberry

Re:	Motus GI Holdings, Inc.
Registration Statement on Form S-1
File No. 333-222441

Acceleration Request

Requested Date: February 13, 2018

Requested Time: 4:30 p.m., Eastern Daylight Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Piper Jaffray & Co. hereby joins Motus GI Holdings, Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-222441), as amended, to become effective on February 13, 2018, at 4:30 p.m., Eastern Daylight Time, or as soon as practicable thereafter.

Additionally, pursuant to Rule 460 of the Act, we hereby advise you that approximately 550 copies of the Preliminary Prospectus, dated January 31, 2018, were distributed by us from January 31, 2018 through the date hereof to underwriters, institutions, dealers and others.

We will comply, and have been informed by the participating underwriters that they will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

Very truly yours,

Piper Jaffray & Co.

By:	/s/ Christie L. Christina
Name:	Chrsitie L. Christina
Title:	Managing Director, Piper Jaffray & Co.

cc:	Michael D. Maline, Goodwin Procter LLP
Seo Salimi, Goodwin Procter LLP